SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 2)


	Surety Capital Corporation
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)


	868666207
	(CUSIP Number)



	Richard N. Abrams, 480 Central Avenue, Northfield, Illinois
60093  847-441-6500
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	            October 2, 2000
	(Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is
	the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check
	the following box 		0.

	Check the following box if a fee is being paid with this statement 0. (A fee is not required only if
	the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than
	five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to
	thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

	Note:	Six copies of this statement, including all
exhibits, should be filed with the Commission.  See
	Rule 13d-1(a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
	with respect to the subject class of securities, and for any subsequent amendment containing information
	which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



CUSIP NO. 868666207



1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard N. Abrams  ###-##-####


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

							(a)	0

								(b)	1



3
SEC USE ONLY



4
SOURCE OF FUNDS
PF


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
	0




6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7
SOLE VOTING POWER
801,644


8
SHARED VOTING POWER



9
SOLE DISPOSITIVE POWER
801,644


10
SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
801,644


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
	0



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.2%


14
TYPE OF REPORTING PERSON
IN



	This Amendment No. 2 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on November 4, 1999, as amended by Amendment No. 1 filed on
September 14, 2000, has been prepared to report the current holdings of common stock of Surety Capital Corporation by the Reporting Person and to correct certain errors in the original statement of beneficial ownership, as amended. The original statement may have implied or indicated that the Reporting Person is a member of a "group" including the Reporting Person's adult children Rodney A. Abrams and Jodi Abrams Engfer. These three individuals are not acting as a group, and the Reporting Person does not have investment or voting control over the shares of Common Stock held by such persons. As a result, this Amendment
No. 2 removes Rodney A. Abrams and Jodi Abrams Engfer as reporting persons under this statement of beneficial ownership.
 The original statement of beneficial ownership, as amended, is hereby amended as follows:

ITEM 1.	Security and Issuer.

Common Stock
Surety Capital Corporation

ITEM 2.	Identity and Background.

	(a)	Richard N. Abrams

	(b)	480 Central Avenue, Northfield, Illinois  60093

	(c)	Officer of Funeral Financial Systems, Ltd., 480 Central
Avenue, Northfield, Illinois  60093

	(d)	None

	(e)	None

	(f)	United States

ITEM 3.	Source and Amount of Funds or Other Consideration.

	The Reporting Person has acquired 607,200 shares of Common Stock for an aggregate purchase price of $548,268.60. In addition, on October 2, 2000, the Issuer issued a Redeemable Convertible Promissory Note to the Reporting Person in the original principal amount of $70,000 (the "Note"). The Note is convertible at the option of the Reporting Person into a number of shares of Common Stock calculated pursuant to the terms of the Note. Currently, the Note is convertible into 194,444 shares of Common Stock. The Reporting Person purchased his shares of
Common Stock and the Note with his personal funds.

ITEM 4.	Purpose of Transaction.

	The Common Stock and the Note were purchased by the Reporting Persons for investment purposes. The Reporting Person may from time to time acquire additional shares of Common Stock of the Issuer. In addition, the Reporting Person currently intends to present to the Board of Directors of the Issuer a proposal pursuant to which the Reporting Person would take over active management and become the acting CEO of the Issuer's subsidiary bank for a period of not more than six months, in exchange for potential equity incentives the issuance of which would be contingent upon the achievement of certain performance objectives by the bank. Except as described herein, the Reporting Person currently has no other present plan or proposal which relates to or would result in:

	(a)	The acquisition by the Reporting Person of additional
securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of
the Issuer or any of its subsidiaries;

	(d)	Any change in the present Board of Directors or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

	(e)	Any material change in the present capitalization or
dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's business or
corporate structure;

	(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of
1934; or

	(j)	Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

	(a)	This Schedule relates 801,644 shares of Common Stock,
or approximately 13.2% of the shares of Common Stock outstanding based upon the number reflected in the Issuer's Form 10-QSB filed on November 14, 2000, plus the number of additional shares of Common Stock currently issuable upon conversion of the Note.

	(b)	The Reporting Person has sole voting and dispositive
power with respect to 607,200 shares of Common Stock and will have sole voting and dispositive power with respect to the shares of Common Stock issuable upon conversion of the Note.

	(c)	None

	(d)	N/A

	(e)	N/A

ITEM 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to
		Securities of the Issuer.

	None

ITEM 7.	Material to be Filed as Exhibits.

	None









	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							Date


							Signature


							 Richard N. Abrams

							Name

(..continued)